FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 6, 2008

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X ___ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to invest in Darwin Precisions Corp.” dated August 6, 2008.
2.	Taiwan Stock Exchange filing entitled, “The Board resolution to indirectly invest in Darwin Precisions (Xiamen) Corp.” dated August 6, 2008.
3.	Taiwan Stock Exchange filing entitled, “The Board resolution to indirectly invest in AU Optronics (Shanghai) Corp.” dated August 6, 2008.
4.	Press release entitled, ” AU Optronics Corp. July 2008 Consolidated Revenue Totaled NT$32.7 Billion ”, dated August 6, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: August 6, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item I

AU Optronics Corp.
August 6, 2008
English Language Summary

Subject: The Board resolution to invest in Darwin Precisions Corp.
Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2008/08/06

Content:
1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): The common shares of Darwin Precisions Corp.
2.	Date of occurrence of the event: 2008/08/06
3.	Volume, unit price, and total monetary amount of the transaction: Volume: 60 million shares Unit price: NT$10 per share Total amount: NT$600 million
4.
Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): N/A

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.
Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash investment
10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Resolved by the Board
11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): N/A
12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Ratio of securities investment to the total assets: 5.47%
Ratio of securities investment to the shareholder's equity: 10.36%
Operating capital: NT$60,217,102 thousand

13.	Broker and broker's fee: N/A
14.	Concrete purpose or use of the acquisition or disposition: Long term investment
15.	Net worth per share of company underlying securities acquired or disposed of: N/A
16.	Do the directors have any objection to the present transaction?: No
17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A
18.	Any other matters that need to be specified: Nil

Item 2
AU Optronics Corp.
August 6, 2008
English Language Summary

Subject: The Board resolution to indirectly invest in Darwin Precisions (Xiamen) Corp.
Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2008/08/06

Content:
1. Date of occurrence of the event:2008/08/06
2. Method of the present increase (decrease) in investment:
Indirect cash investment through offshore entities
3. Transaction volume, price per unit, and total monetary amount of the transaction:
Total amount of US$40 million
4. Company name of the invested mainland Chinese company:
    Darwin Precisions (Xiamen) Corp.
5. Paid-in capital of said invested mainland Chinese company: US$30 million
6. Amount of new capital increment currently planned by said invested mainland Chinese company: US$40 million
7. Main business items of said invested mainland Chinese company:
The production and assembly of backlight module.
8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: US$29,965 thousand
10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Loss US$1,828 thousand
11. Amount of actual investment to date in said invested mainland Chinese company:
US$15 million indirectly through offshore entities
12. Counterparty to the transaction and its relationship to the Company: N/A
13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A
14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A
15. Gain (or loss) on disposal: N/A
16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Resolved by the Board.
18. Broker: N/A
19. Concrete purpose of the acquisition or disposal: Long term investment
20. Do the directors have any objection to the present transaction?: No
21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$561.5 million
22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 21.70%
23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.84%
24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.37%
25. Total amount of actual investment in the mainland China area to date: US$521.5 million
26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 20.15%
27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.63%
28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.98%
29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2007: Profit US$47,068 thousand
2006: Loss US$12,949 thousand
2005: profit US$22,734 thousand
30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: Nil
31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A
32. Any other matters that need to be specified: Nil

Item 3

AU Optronics Corp.
August 6, 2008
English Language Summary

Subject: The Board resolution to indirectly invest in AU Optronics (Shanghai) Corp.
Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies Date of Events: 2008/08/06

Content:
1.	Date of occurrence of the event:2008/08/06
2.	Method of the present increase (decrease) in investment: To capitalize US$2 million from the retained earnings of AU Optronics (Shanghai) Corp.
3.	Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$2 million
4.	Company name of the invested mainland Chinese company: AU Optronics (Shanghai) Corp.
5.	Paid-in capital of said invested mainland Chinese company: US$1 million
6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$2 million
7.	Main business items of said invested mainland Chinese company: The sales and repair of TFT-LCD.
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: US$3,464 thousand
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: US$1,464 thousand
11.	Amount of actual investment to date in said invested mainland Chinese company: US$1 million
12.	Counterparty to the transaction and its relationship to the Company:N/A
13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A
14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Resolved by the Board.
18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal: Long term investment
20.	Do the directors have any objection to the present transaction?: No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$523.5 million
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 20.23%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.64%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.00%

25.	Total amount of actual investment in the mainland China area to date: US$521.5 million
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 20.15%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.63%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4.98%
29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2007: Profit US$47,068 thousand
2006: Loss US$12,949 thousand
2005: profit US$22,734 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: Nil
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A
32.	Any other matters that need to be specified: Nil

Item 4

News Release

AU Optronics Corp. July 2008 Consolidated Revenue Totaled NT$32.7 Billion

Issued by: AU Optronics Corp.
Issued on: August 6, 2008

Hsinchu, Taiwan, August 6, 2008 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its July 2008 revenue with preliminary consolidated and unconsolidated basis of NT$32,654 million and NT$32,460 million. Owing to the loading rate adjustment cope with the cautious inventory control in 3Q08, the revenue declined 11.1% and 10.8% sequentially, and 18.6% and 19.1% year-over-year respectively.

Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other general displays for July 2008 totaled 6.44 million units, decreased by 4.7% sequentially. Small-and-medium-sized panel shipments reached 17.65 million units, a significant 30.7% month-over-month increase.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

Sales Report:(Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
July 2008	32,654	32,460

2

June 2008	36,736	36,388
M-o-M Growth	(11.1%)	(10.8%)
July 2007	40,126	40,099
Y-o-Y Growth	(18.6%)	(19.1%)
Jan to July 2008	292,760	291,072
Jan to July 2007	226,855	226,722
Y-o-Y Growth	29.1%	28.4%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Toppan CFI (Taiwan) Co, Ltd. and AU Optronics (Czech) s.r.o.

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s 3rd largest manufacturer* of large-sized thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20%* of global market share in Q1/2008 and revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT-LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-sized (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2Q2008 WW Large-Area TFT-LCD Shipment Report dated July 30, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:

Fiona Chiu	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3206	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: fiona.chiu@auo.com	yawen.hsiao@auo.com